MARCH 10, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:      Chris Davis
                         Kathleen Collins, Accounting Branch Chief
                         Robert Benton, Staff Accountant

Re:	Kenexa Corporation
                         Form 8-K/A Filed on December 10, 2010
                         SEC File No. 000-51358

Dear Ms. Davis:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in reference to your conversation with Donald Volk, Chief Financial Officer of the Company, on March 8, 2010, with respect to the above filing.   Pursuant to that discussion, the Company will amend its Form 8-K/A, item 9.01(b), to comply with the guidance contained in section 3250(1)(e) of the SEC Financial Reporting Manual relating to the pro forma treatment of employee terminations.  The Company is planning to file this amendment on March 16, 2011. Please confirm your acceptance of the Company’s proposed action by fax (610-971-9181) or email to Frank.brown@kenexa.com or if you wish to discuss this request directly please call me at 610-971-6102.

Very truly yours,

/s/ Donald F. Volk Donald F. Volk Chief Financial Officer